

November 22, 2023

Shanoop Kothari
Co-Chief Executive Officer
LuxUrban Hotels Inc.
2125 Biscayne Blvd., Suite 253
Miami, FL 33137

      Re: LuxUrban Hotels Inc.
           Registration Statement on Form S-3
           Filed November 17, 2023
           File No. 333-275647

Dear Shanoop Kothari:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Kibum Park at 202-551-6836 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: James V. Davidson, Esq.